January 7, 2005

Mail Stop 0510


via U.S. Mail and facsimile

Joseph S. Klimek
President & Chief Executive Officer
Startech Environmental Corporation
15 Old Danbury Road, Suite 203
Wilton, CT 06897-2525


      Re: 	Startech Environmental Corp.
      	Form S-1, amendment number 1, filed 12/13/04
		File No. 333-119668

Dear Mr. Klimek:

      This is to advise you that the staff has reviewed only those portions of the above filing that relate to the exercise into common stock by purchasers of warrants in this offering. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. We note your response to our prior comment 1. Please revise your filing to register the transaction by which purchasers of registered warrants exercise into common stock. We note that your registration statement only relates to the resale of up to 9,353,000 shares of common stock and the resale of 2,067,443 warrants. Revise here and in your sections "The Offering" and "Plan of Distribution." Description of Securities; page 55

2. You state twice on page 55 that 1,058,169 shares of common stock may be issued upon the exercise of all warrants privately placed on
February 20, 2004, but the sum of the warrants issued in each tranche, as listed, is 1,058,167 (352,723 + 352,722 + 352,722 =
1,058,167). Please reconcile with your statement in Item 15, "Information Not Required in Prospectus," that each tranche contains
352,723 warrants.

      Additionally, in "Selling Shareholders" on page 49, you state that this post-effective amendment covers 927,696 warrants and 927,969 shares of common stock issuable upon exercise of the warrants. Elsewhere in your registration statement, it states that
927,969 warrants were issued.

      Please revise to correct these and any other share and warrant numbers throughout your document.

Legal Opinion; Exhibit 5.1

3. Please have counsel revise to opine on the legality of the warrants.

4. The legality opinion must opine on the corporate laws of the state of incorporation. Revise to clarify that counsel is opining on all applicable statutory provisions of Colorado law, including the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:


* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Matt Franker at (202) 824-5495 or Lesli
Sheppard
at (202) 942-1887 with questions. Otherwise, you may contact me at
(202) 942-1950.



      			Sincerely,



      			Pamela A. Long
      					Assistant Director


cc:	Scott S. Rosenblum, Esq. (via facsimile 212/715-8411)
      Kramer Levin Naftalis & Frankel LLP
	919 Third Avenue
	New York, NY 10022
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Joseph S. Klimek
Startech Environmental Corp.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE